March 1, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES APPOINTMENT OF GENERAL COUNSEL AND CORPORATE SECRETARY

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) is pleased to announce that Mr. Gordon Haun, B.A., LL.B., has been appointed an officer of PrimeWest effective February 23, 2006.  As General Counsel and Corporate Secretary, Mr. Haun will be responsible for all legal and corporate secretarial services required by PrimeWest, including those relating to corporate governance, corporate finance, mergers and acquisitions, intellectual property, material agreements and dispute resolution.

Mr. Haun graduated from the University of Alberta with a Bachelor Laws degree in 1988 and was called to the Alberta Bar in 1989.  He has over 17 years of experience in the provision of legal services, spending several years in private practice before moving into the petroleum industry where he has worked for the last 10 years.  Mr. Haun joined PrimeWest in the fall of 2001 and was appointed Corporate Counsel on January 1, 2003.  On January 1, 2004, he assumed the role of Corporate Secretary.

The addition of Mr. Haun to the PrimeWest officer team is a reflection of the Trust’s continued commitment to high standards of corporate governance, internal controls and risk management in its day-to-day operations.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI.”  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX.”  The five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year Convertible Debentures trade under the symbol “PWI.DB.B.”

To learn more about PrimeWest, please visit our Web site at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

(403) 699-7356

Toll-Free: 1-877-968-7878

Email: investor@primewestenergy.com